January 21, 2025

Todd Koetje
Chief Financial Officer
Cable One, Inc.
210 E. Earll Drive
Phoenix, Arizona 85012

       Re: Cable One, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           Response Dated November 19, 2024
           File No. 001-36863
Dear Todd Koetje:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Technology